UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

MARLIN BUSINESS SERVICES CORP.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

571157106

(CUSIP Number)

Red Mountain Capital Partners LLC

Attn: Willem Mesdag

1999 Avenue of the Stars, Suite 1100, PMB #314

Los Angeles, California 90067

Telephone (310) 432-0200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 18, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 2 OF 14 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,956,925 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,956,925 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,956,925 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IA, OO – Limited Liability Company

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 3 OF 14 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,092,583 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,092,583 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,092,583 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5% (See Item 5)
14	TYPE OF REPORTING PERSON* PN – Limited Partnership

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 4 OF 14 PAGES

1	NAME OF REPORTING PERSONS RMCP GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,092,583 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,092,583 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,092,583 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.5% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 5 OF 14 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Investors I LLC – Series A
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 839,927 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 839,927 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,927 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Series Limited Liability Company

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 6 OF 14 PAGES

1	NAME OF REPORTING PERSONS RMCP Manager LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 839,927 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 839,927 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 839,927 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0% (See Item 5)
14	TYPE OF REPORTING PERSON* OO – Limited Liability Company

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 7 OF 14 PAGES

1	NAME OF REPORTING PERSONS Red Mountain Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,956,925 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,956,925 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,956,925 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (See Item 5)
14	TYPE OF REPORTING PERSON* CO – Corporation

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 8 OF 14 PAGES

1	NAME OF REPORTING PERSONS Willem Mesdag
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,956,925 shares (See Item 5)
	8	SHARED VOTING POWER None (See Item 5)
	9	SOLE DISPOSITIVE POWER 2,956,925 shares (See Item 5)
	10	SHARED DISPOSITIVE POWER None (See Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,956,925 shares (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (See Item 5)
14	TYPE OF REPORTING PERSON* IN – Individual

* See Instructions

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 9 OF 14 PAGES

This Amendment No. 5 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on June 15, 2009, as amended by Amendment No. 1 thereto, filed with the SEC on December 21, 2009, Amendment No. 2 thereto, filed with the SEC on January 5, 2010, Amendment No. 3 thereto filed with the SEC on May 18, 2011, and Amendment No. 4 thereto filed with the SEC on December 22, 2014 (collectively, this “Schedule 13D”), by (i) Red Mountain Capital Partners LLC, a Delaware limited liability company (“RMCP LLC”), (ii) Red Mountain Partners, L.P., a Delaware limited partnership (“RMP”), (iii) RMCP GP LLC, a Delaware limited liability company, (“RMCP GP”), (iv) Red Mountain Investors I LLC – Series A, a Delaware series limited liability company (“RMI Series A”), (v) RMCP Manager LLC, a Delaware limited liability company (“RMCP Manager”), (vi) Red Mountain Capital Management, Inc., a Delaware corporation (“RMCM”) , and (vii) Willem Mesdag, a natural person and U.S. citizen (together with RMCP LLC, RMP, RMCP GP, RMI Series A, RMCP Manager and RMCM, collectively, the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of Marlin Business Services Corp., a Pennsylvania corporation (“Marlin”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission by the Reporting Persons that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

The information set forth in Item 6 below is hereby incorporated by reference into this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5(a) and Item 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a) – (b)

RMP beneficially owns, in the aggregate, 2,092,583 shares of Common Stock, which represent approximately 17.5% of the outstanding Common Stock. RMP has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 2,092,583 shares of Common Stock. Because each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control, directly or indirectly, RMP, each of RMCP GP, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMP.

RMI Series A beneficially owns, in the aggregate, 839,927 shares of Common Stock, which represent approximately 7.0% of the outstanding Common Stock. RMI Series A has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 839,927 shares of Common Stock. Because each of RMCP Manager, RMCP LLC, RMCM and Mr. Mesdag may be deemed to control, directly or indirectly, RMI Series A, each of RMCP Manager, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all of the Common Stock beneficially owned by RMI Series A.

RMCP LLC beneficially owns an additional 24,415 shares of Common Stock, which represent approximately 0.2% of the outstanding Common Stock.(1) RMCP LLC has the sole power to vote or direct the vote, and the sole power to dispose or direct the disposition, of all such 24,415 shares of Common Stock. Because RMCM and Mr. Mesdag may be deemed to control, directly or indirectly, RMCP LLC, RMCM and Mr. Mesdag may be deemed to beneficially own, and to have the power to vote or direct the vote, or dispose or direct the disposition of, all such 24,415 shares of Common Stock beneficially owned by RMCP LLC.

(1)

All calculations of percentage ownership in this Schedule 13D are based on the 11,987,682 shares of Common Stock outstanding as of February 26, 2021, as reported in the Annual Report on Form 10-K filed by Marlin with the SEC on March 5, 2021.

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 10 OF 14 PAGES

The filing of this Schedule 13D shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the shares of Common Stock that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, each of RMCM and Mr. Mesdag disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D. In addition, the filing of this Schedule 13D shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the shares of Common Stock that such partner, member, director, officer or affiliate may be deemed to beneficially own. Without limiting the foregoing sentence, J. Christopher Teets disclaims beneficial ownership of all shares of Common Stock reported in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

On December 17, 2020, the Federal Reserve granted relief to the applicable Reporting Persons from their passivity commitments with respect to their investment in Marlin on the basis of representations that such investment did not trigger a presumption of control under applicable Bank Holding Company Act rules.

As disclosed by Marlin pursuant to a Current Report on Form 8-K dated April 19, 2021, on April 18, 2021, Madeira Holdings, LLC, a Delaware limited liability company (“Parent”), Madeira Merger Subsidiary, Inc., a Pennsylvania corporation and wholly-owned subsidiary of Parent (“Merger Sub”) and Marlin entered into an Agreement and Plan of Merger (the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Marlin (the “Merger”), with Marlin surviving the Merger as a wholly owned subsidiary of Parent.

In connection with the Merger Agreement, RMP, RMI Series A, and Parent entered into a Voting Agreement, dated as of April 18, 2021 (the “Voting Agreement”), pursuant to which each of RMP and RMI Series A has agreed that with respect to all shares of Common Stock such Reporting Person currently beneficially owns or that such Reporting Person may acquire beneficial ownership of after the date of the Voting Agreement (the “Subject Shares”), at the shareholders meeting or any adjournment or postponement thereof (the “Shareholders Meeting”) to adopt the Merger Agreement or at any other meeting of the holders of shares of Common Stock at which a vote of such holders is taken: (i) when such a meeting of the holders of shares of Common Stock is held, such Reporting Person shall appear at such meeting or otherwise cause such Reporting Person’s Subject Shares to be counted as present thereat for the purpose of establishing a quorum and (ii) such Reporting Person shall vote or cause to be voted at any such meeting all of such Reporting Person’s Subject Shares (A) in favor of adopting the Merger Agreement and any other actions contemplated by the Merger Agreement in respect of which the approval of the holders of shares of Common Stock is requested; (B) in favor of adoption of any proposal in respect of which Marlin’s Board of Directors has (1) determined is reasonably necessary to facilitate any of the transactions contemplated by the Merger Agreement, (2) disclosed the determination described in the foregoing clause (1) in the proxy statement or other written materials disseminated to the holders of shares of Common Stock and (3) recommended to be adopted or approved by the holders of shares of Common Stock; and (C) against (1) any Acquisition Proposal (as defined in the Merger Agreement), whether or not constituting a Superior Proposal (as defined in the Merger Agreement), and (2) any action, proposal, transaction or agreement that would reasonably be expected to prevent, impair, delay or otherwise interfere with the consummation of the Merger or the other transactions contemplated by the Merger Agreement. In addition, RMP and RMI Series A have agreed to not (I), directly or indirectly, (a) transfer, or enter into any contract, option or other arrangement or understanding with respect to the transfer of, any Subject Shares to any person or entity, or

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 11 OF 14 PAGES

(b) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, or grant a proxy or power of attorney with respect to any Subject Shares, or deposit any Subject Shares into a voting trust, or (II) directly or indirectly: (a) initiate, solicit or knowingly take any action to facilitate, solicit or encourage any Acquisition Proposal or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal or (b) participate in any discussions or negotiations regarding, or furnish or provide any non-public information to any person or entity in connection with, any Acquisition Proposal; provided, that in the event a person or entity submits an Acquisition Proposal to Marlin, such Reporting Persons and their representatives may hold discussions with such person or entity solely with respect to the terms of a proposed voting agreement with respect to the transaction contemplated by such Acquisition Proposal following such time as Marlin determines that Marlin’s Board of Directors may take any of the actions permitted under the relevant provisions of the Merger Agreement.

The Voting Agreement and all obligations thereunder will terminate upon the earliest to occur of: (a) the conclusion of the Shareholders Meeting; (b) the termination of the Merger Agreement in accordance with its terms; (c) the date of approval by Marlin of any modification, amendment or waiver of or to the Merger Agreement as in effect on the date of the Voting Agreement which RMP and RMI Series A believe has an adverse effect on the consideration payable to stockholders of Marlin upon consummation of the Merger; (d) the occurrence of a Change of Recommendation (as defined in the Merger Agreement) by Marlin’s Board of Directors due to the occurrence of an Intervening Event (as defined in the Merger Agreement); or (e) with respect to either of RMP or RMI Series A, (i) the disposition of all Subject Shares as permitted by the Voting Agreement or (ii) the mutual written agreement of such Reporting Person and Parent.

The foregoing reference to and description of the Voting Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting Agreement, which is filed as Exhibit 99.3 to this Schedule 13D and incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following exhibit:

Exhibit No.	Description

99.3	Voting Agreement, dated as of April 18, 2021, by and among Madeira Holdings, LLC, Red Mountain Partners, L.P., and Red Mountain Investors I LLC – Series A (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Marlin Business Services Corp. with the SEC on April 20, 2021).

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 12 OF 14 PAGES

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 20, 2021

RED MOUNTAIN CAPITAL PARTNERS LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN PARTNERS, L.P.

By:	RMCP GP LLC, its general partner

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RED MOUNTAIN INVESTORS I LLC – SERIES A.

By:	RMCP Manager LLC, its managing member

/s/ Willem Mesdag
By: Willem Mesdag
Title: Authorized Signatory

RMCP MANAGER LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 13 OF 14 PAGES

RMCP GP LLC

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	Authorized Signatory

RED MOUNTAIN CAPITAL MANAGEMENT, INC.

/s/ Willem Mesdag
By:	Willem Mesdag
Title:	President

WILLEM MESDAG

/s/ Willem Mesdag

CUSIP No. 571157106	SCHEDULE 13D/A	PAGE 14 OF 14 PAGES

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

99.1	Joint Filing Agreement, dated as of June 15, 2009, by and among the Reporting Persons (incorporated by reference to Exhibit 1 to the Schedule 13D filed by the Reporting Persons with the SEC on June 15, 2009).

99.2	Joint Filing Agreement, dated as of December 22, 2014, by and among the Reporting Persons (incorporated by reference to Exhibit 99.2 to Amendment No. 4 to this Schedule 13 D filed by the Reporting Persons with the SEC on December 22, 2014).

99.3	Voting Agreement, dated as of April 18, 2021, by and among Madeira Holdings, LLC, Red Mountain Partners, L.P., and Red Mountain Investors I LLC – Series A (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by Marlin Business Services Corp. with the SEC on April 20, 2021).